UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41635

Lavoro Limited

(Exact name of registrant as specified in its charter)

Av. Dr. Cardoso de Melo, 1450, 4th floor, office 401
São Paulo - SP, 04548-005, Brazil
+55 (11) 4280-0709

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

EXHIBITS

EXHIBIT

99.1

Lavoro Announces Separation and Sale of a Controlling Interest in Crop Care Companies

 “SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lavoro Limited

By:	/s/ Julian Garrido Del Val Neto
	Name:	Julian Garrido Del Val Neto
	Title:	Chief Financial Officer

Date: December 19, 2025